

Mail Stop 7010

October 25, 2006

Mr. Keith R. Phillips
Wellman Inc.
1041 521 Corporate Center Drive
Fort Mill, South Carolina 29715

> **RE:** **Wellman, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2005**
> **Filed March 15, 2006**
> **File # 1-10033**

Dear Mr. Phillips:

We have reviewed your response letter dated September 28, 2006 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 31, 2005
Consolidated Balance Sheets, page 37

1. We have read your response to our comments concerning your accounting and classification of the purchase contract you entered into in 2004. We believe that the payments you made to gain long-term favorable raw material prices should be classified as cash used in operating activities. In the economic sense these payments are no different than pre-payments for raw material inventory, which would be classified as cash used in operations in all cases, regardless of the turnover rate of the inventory. Paragraph 23 clearly states that cash outflows for operating activities include cash payments to acquire materials. The payment for this contract gave you the right to purchase a fixed quantity of PTA over a defined period of time at a discount to the market. Therefore, although the payment was made in a lump sum in 2004, it nevertheless represents a partial pre-payment for materials used in production and therefore we consider this to be an operating activity.

Please amend you Form 10-K for the period ended December 31, 2005 to restate your cash flow presentation to classify the Payment for Long-Term Favorable Contract to cash used in operations.

In addition, it appears that you have inappropriately characterized the use of this prepaid asset in the operating cash flow section of your consolidated statements of cash flows. The decrease in the asset should not be attributed to amortization expense but rather should be attributed to PTA purchases. Please revise as appropriate.

If you conclude that your prior filings should not be relied upon due to this error, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.

We remind you that when you file your restated Form 10-K you should appropriately address the following:

- An explanatory paragraph in the reissued audit opinion;
- Full compliance with SFAS 150, paragraphs 25 and 26;
- Fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data;
- Updated reports from management and your independent auditors regarding your internal controls over financial reporting;
- Updated certifications.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or in her absence, to me at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant